Filed by Auxilium Pharmaceuticals, Inc. (SEC File No.: 000-50855) pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: QLT Inc.

SEC File No.: 0-17082

Date: June 26, 2014

THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT AUXL - Auxilium Pharmaceuticals Inc to Merge with QLT Call EVENT DATE/TIME: JUNE 26, 2014 / 12:30PM GMT THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

C O R P O R A T E P A R T I C I P A N T S Adrian Adams Auxilium Pharmaceuticals, Inc. - President & CEO Keri Mattox Auxilium Pharmaceuticals, Inc. - SVP of IR & Corp. Communications Jim Fickenscher Auxilium Pharmaceuticals, Inc. - CFO Brian DeMild Auxilium Pharmaceuticals, Inc. - VP of Tax & Treasury C O N F E R E N C E C A L L P A R T I C I P A N T S Sachin Shah Albert Fried & Co. - Analyst Eric Schmidt Cowen and Company - Analyst Marc Goodman UBS - Analyst Michael Yee RBC Capital Markets - Analyst Gary Nachman Goldman Sachs - Analyst Annabel Samimy Stifel Nicolaus - Analyst Mario Corso Mizuho Securities - Analyst Thomas Wei Jefferies & Co. - Analyst Ram Selvaraju Aegis Capital - Analyst Paul Matteis Leerink Partners - Analyst Brienne Kugler Morgan Stanley - Analyst P R E S E N T A T I O N Operator Good day, ladies and gentlemen, and welcome to the Auxilium Pharmaceuticals, Inc. investor call. My name is Whitley and I will be your operator for today. (Operator Instructions). I would now like to turn the conference over to your host for today, Mr. Adrian Adams, Chief Executive Officer and President. Please proceed, sir. Adrian Adams - Auxilium Pharmaceuticals, Inc. - President & CEO Thank you and good morning, everyone, and thank you for joining us for Auxilium's webcast to discuss the exciting announcement we made this morning with regard to our merger with Canadian biotechnology company, QLT Inc. With me this morning are Chief Medical Officer, James Tursi; Vice President of Tax and Treasury, Brian DeMild; Chief Financial Officer, Jim Fickenscher; and Senior Vice President of Investor Relations and Corporate Communications, Keri Mattox. Before I proceed, I would like to ask Keri to read our forward-looking statements. Keri? Keri Mattox - Auxilium Pharmaceuticals, Inc. - SVP of IR & Corp. Communications Thank you, Adrian. Earlier today, we issued a press release announcing our merger with QLT, which can be found on our website at www.Auxilium.com. Additionally, I would like to remind everyone that we have a slide presentation to accompany our conference call this morning which also can be viewed at our website. 2 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. JUNE 26, 2014 / 12:30PM, AUXL - Auxilium Pharmaceuticals Inc to Merge with QLT Call

If you are listening to this call on your telephone, you may access a synchronized slide deck on our website by choosing the link on our webcast page that says Click Here to Listen. This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, QLT plans to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Auxilium and QLT that also constitutes a prospectus of QLT. After the registration statement has been declared effective by the SEC, QLT and Auxilium will mail the definitive joint proxy statement prospectus to their respective stockholders. You should review materials filed with the SEC carefully as they will include important information regarding the proposed merger, including information about Auxilium and QLT, their respective directors, executive officers and certain other members of management and employees who may be deemed to be participants in the solicitation of proxies in favor of the proposed merger. Please also review page 2 of the slide presentation for important information including where you can find more information on the proposed merger and on the directors and executive officers of Auxilium and QLT. To the extent any statements made during this presentation contain information that is not historical, these statements are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 as amended, Section 27A of the Securities Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934 as amended and may be forward-looking information as defined under applicable Canadian securities legislation. These forward-looking statements relate to, among other things -- the expected benefits of the proposed merger such as efficiencies, cost savings, tax benefits, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability position of the combined Company and the expected timing of the completion of the transaction. Please also review page 3 of the slide presentation for important additional information on forward-looking statements. With that, I will turn the call back over to Adrian. Adrian Adams - Auxilium Pharmaceuticals, Inc. - President & CEO Thank you, Keri. As I mentioned, this truly is a very exciting time for Auxilium and I am eager to share with you the strategy behind the QLT transaction and more specifically details about the corporate platform and financial profile we are creating that is designed to accelerate our transformation into a leading diversified North American specialty biopharmaceutical company. On slide number 4 you will find the agenda for this morning's call. We will begin with a brief introduction and background on the merger with QLT followed by a discussion of the strategic rationale. And we will then outline the key transaction terms and timelines. We will also talk about how the transaction impacts Auxilium's product portfolio and research and development pipeline and we will share with you our strategic priorities and upcoming corporate milestones. And finally we will open up the call for your valued questions. With that, let's begin. Turning to slide number 5, I would like to discuss how this transaction aligns with our vision and the growth strategy. We believe that this strategic transaction enables the merged Company to achieve several key corporate objectives, in particular the creation of a compelling platform that we believe will enable us to accelerate Auxilium's ongoing transformation and thereby continuing the strategic journey we began last year. First, the combined Company's Canadian domiciled structure creates a more competitive platform to drive partnering and M&A and provides us with key tax synergies. Second, it enables Auxilium to continue our product and therapeutic area diversification. 3 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. JUNE 26, 2014 / 12:30PM, AUXL - Auxilium Pharmaceuticals Inc to Merge with QLT Call

Third, it expands our geographic footprint across North America. And forth, it gives us a stronger balance sheet with cash available to help fund future growth. Moving on to slide number 6, let's look more broadly at the strategic drivers of the merger. Firstly, we believe the transaction will significantly accelerate Auxilium's ongoing strategic transformation. The combined Company will be well positioned to capitalize on market opportunities, building on our men's healthcare anchor position and pursuing continued product and therapeutic area diversification. Secondly, we believe it will create a more competitive platform for future growth. The Canadian domicile of the merged company enhances our partnering and M&A opportunities. The transaction also provides us the opportunity and infrastructure to directly commercialize certain of Auxilium's existing and future products in Canada. We are also confident that we can leverage our expertise in orphan drug programs with respect to the QLT orphan drug retinoid program and we'll continue to pursue ongoing discussions with respect to partnering opportunities with this program. Third, it provides meaningful financial and tax synergies. We project that the long-term estimated effective tax rate could eventually be reduced to the mid-20% range. Importantly, we see our new platform and the enhanced abilities to drive continued partnering and acquisitions as key to our evolution in that it could accelerate and further increase this tax rate reduction over time. And fourth, it creates a stronger financial position. QLT's consolidated cash on hand and cash equivalents was $140 million as of March 31, 2014. And lastly, it builds on the Auxilium team's track record of execution. We believe that our management team and broad employee base has the proven experience, ability and passion to execute from this type of transaction to advance our strategic growth plan and create real value for our shareholders. Turning to slide number 7, you will see how this transaction marks the continued successful evolution of our multiphase growth strategy. As I have mentioned, the merger with QLT is an important step in Auxilium's strategic transformation, creating a North American specialty biopharmaceutical Company and a more compelling growth platform from which we can drive long-term value creation. We are successfully executing on our strategy to deliver value for shareholders and important new products for underserved patients. Auxilium's strong foundation has been built over the past 15 years marked by targeted innovation and the successful commercialization of two core products -- Testim and XIAFLEX for Dupuytren's contracture. When I joined the Company at the end of 2011, we embarked on a strategic planning process and developed a vision and roadmap for the Company's future growth. In 2013, we executed on Phase One of that plan. With the acquisition of Actient and the in licensing of STENDRA for erectile dysfunction we dramatically expanded our product portfolio from only two products to 12 products, seven of which are promoted and five of which are growth products for the Company -- STENDRA, TESTOPEL, XIAFLEX for Peyronie's disease, XIAFLEX for Dupuytren's contracture and Edex. This not only diversified our product portfolio but also helped to establish Auxilium as a leader in the men's healthcare area. Now, in 2014, we are executing on Phase Two of our strategy. We believe the merger with QLT and the Canadian domicile created by the transaction creates a more competitive growth platform and provides us with financial and corporate profile to accelerate our transformation. It also expands Auxilium's geographic footprint across North America and continues our product and therapeutic area diversification included in the orphan drug space. 4 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. JUNE 26, 2014 / 12:30PM, AUXL - Auxilium Pharmaceuticals Inc to Merge with QLT Call

During our next phase of growth, in 2015 and beyond, we plan to further build out our men's healthcare portfolio and establish new specialty therapeutic areas. We expect to leverage our commercial expertise, competitive platform and financial resources to aggressively pursue partnering and strategic M&A opportunities. Now on slide number 8, I would like to share a little bit of background information on QLT. Based in Vancouver, British Columbia, QLT is a biotechnology company focused on developing and commercializing innovative orphan ocular products that address the unmet medical needs of patients and clinicians worldwide. The Company is traded on the NASDAQ stock market as well as on the Toronto Stock Exchange. QLT is developing an oral synthetic retinoid program for the treatment of certain inherited retinal diseases and has announced positive clinical results that showed improvements in expanding the visual field of patients with LCA or RP due to inherited genetic mutations. We believe its programs are Phase Three ready. We have significant experience managing orphan programs and have a number of strategic options designed to ensure we realize full value of these assets. As part of this approach, we intend to continue ongoing discussions around partnering for QLT's promising late stage retinoid program. Finally, QLT had $140 million in consolidated cash and cash equivalents as of March 31, 2014. Moving on to slide number 9, we've detailed the key transaction terms. First, the structure of the transaction. Under the terms of the agreement, a wholly-owned subsidiary of QLT will be merged with and into Auxilium. QLT will remain incorporated in British Columbia, Canada and will be referred to for now as New Auxilium. Auxilium shareholders will own approximately 76% of the combined entity on a fully diluted basis and current QLT shareholders will own approximately 24%. Next, consideration. Current Auxilium shareholders will receive 3.1359 QLT shares for each Auxilium share subject to certain adjustments. There is a 25% premium for QLT shareholders based on the closing NASDAQ stock price yesterday. For management and governance, the combined Company will be domiciled in Canada and initially be referred to as New Auxilium. Shares of the new entity will trade on NASDAQ under the ticker AUXL. The new organization will be led by Auxilium's current executive leadership team and will maintain Auxilium's corporate offices in Chesterbrook, Pennsylvania. All current Auxilium directors will join the combined Company's Board joined by two QLT directors. In terms of synergies, the transaction provides significant expected financial and tax synergies. As the combined Company's profitability is projected to increase over the next several years, we expect that our long-term estimated effective tax rate could eventually reduce from the high 30% range to mid-20% and potentially lower through continued partnering and M&A transactions. Finally, for timing approvals, we anticipate the transaction to close in the fourth quarter of 2014 and be subject to certain approvals. Let's turn to slide number 10 to talk about our continued strategic diversification of the Auxilium portfolio. As we mentioned earlier, 2013 was an important year for Auxilium as we significantly broadened our product portfolio and established a position as a leader in men's healthcare. We continue to see exciting momentum from our recent launches of STENDRA and XIAFLEX for Peyronie's disease. And to reiterate, we have three other growth products -- TESTOPEL, Edex and XIAFLEX for Dupuytren's contracture. Further, we continue to manage Testim as a mature product and have just recently launched our authorized generic of Testim in a proactive strategic effort to gain broader and fuller access into the TRT gel market. Now, 2014, we are continuing to expand into new specialty therapeutic areas adding QLT's ophthalmology programs and building a corporate growth platform that we believe will enable us to further diversify our research and development pipeline, product portfolio and overall revenue stream. 5 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. JUNE 26, 2014 / 12:30PM, AUXL - Auxilium Pharmaceuticals Inc to Merge with QLT Call

With that come I would like to close with a final slide, slide number 11. We have outlined our strategic priorities and upcoming milestones. First, we will continue to work on maximizing the value of our current product portfolio including the two recently launched and exciting new products, STENDRA and XIAFLEX for Peyronie's disease, both of which we believe represent key growth opportunities for the Company, as well as our three other growth products, TESTOPEL, XIAFLEX for Dupuytren's contracture and Edex. Second, we expect to advance our promising development programs in cellulite and frozen shoulder to support (inaudible) efforts to obtain FDA approval for the 15 minute label expansion for STENDRA and to work to secure the multi-core label expansion for XIAFLEX for Dupuytren's contracture. Third, we intend to be opportunistic and entrepreneurial around the potential for new corporate development and licensing opportunities with an eye towards aggressive partnering and M&A in 2015 and beyond. Our first priority here is the successful close of our QLT transaction in the fourth quarter of this year. And fourth and finally, we will endeavor to maintain financial discipline and manage financial performance. In summary, this is an exciting and important time for Auxilium as we continue on our path to transform this Company. We now stand in a much more efficient competitive and tax advantaged position to drive this transformation and growth and, importantly, shareholder value. I'd now like to open up the call for your valued questions. Operator, can you please give the instructions? Operator (Operator Instructions). Sachin Shah, Albert Fried. Sachin Shah - Albert Fried & Co. - Analyst Hi, good morning, thanks for taking my question. Congratulations on the deal. The first question I wanted to ask you is in the 8-K merger agreement it mentions that there could be some additional merger consideration that shareholders could be getting on the QLT 091001. Can you maybe just talk about that, the likelihood that the exchange ratio could be increased? I see various guidelines for that opportunity. So just can you maybe talk about that? And then I have a follow-up question on the synergies. Thank you. Jim Fickenscher - Auxilium Pharmaceuticals, Inc. - CFO Sure, this is Jim Fickenscher. Basically what we have is there was an assumption that the asset would be licensed. And to the extent that the out license doesn't occur then there's a possibility of an adjustment to the total number of shares. Effectively what that would do is it would just increase the number of shares available to Auxilium shareholders should we not complete a potential licensing of the QLT asset. Sachin Shah - Albert Fried & Co. - Analyst Okay, so -- is there any expectation of where within that guideline it would fit because it's pretty broad? Jim Fickenscher - Auxilium Pharmaceuticals, Inc. - CFO I think if you look at the document within the -- that's filed with the 8-K, it does indicate exactly the range. It is a relatively small range, so this is not a big issue that I think anyone needs to be concerned with. It's a pretty small percentage of an adjustment that we are talking about. 6 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. JUNE 26, 2014 / 12:30PM, AUXL - Auxilium Pharmaceuticals Inc to Merge with QLT Call

Sachin Shah - Albert Fried & Co. - Analyst Okay. And then as far as the significant financial and tax synergies, can you maybe just quantify what that means? What range -- on the financial side how much that is, on the tax side how much that could be? Thank you. Adrian Adams - Auxilium Pharmaceuticals, Inc. - President & CEO At this stage, I think it's too early for us to comment on that. Clearly I think between now and filing the proxy statement we will be compiling more information. I think we will probably share more of that within the proxy. Jim Fickenscher - Auxilium Pharmaceuticals, Inc. - CFO I think just broadly speaking, Adrian, obviously the key issue for us as a Company is being able to move our effective tax rate down from what we would expect would be the mid- to high-30% range down to mid-20s. That's a significant amount of value that we will get out of this transaction. Sachin Shah - Albert Fried & Co. - Analyst Okay. Just one final question if you don't mind. HSR, competition Canada, investment Canada and shareholder votes, those are the approvals that were needed? Jim Fickenscher - Auxilium Pharmaceuticals, Inc. - CFO Among those. They is shareholder vote for Auxilium and a few others. Those are all detailed as well in the 8-K. Thank you very much. Operator, could we have the next call. Operator Eric Schmidt, Cowen and Company. Eric Schmidt - Cowen and Company - Analyst Thanks for taking my questions. Maybe for Jim. Can you disclose what the fully diluted share count is going to be post merger? Jim Fickenscher - Auxilium Pharmaceuticals, Inc. - CFO Eric, let me come back to you on this. Hold on just a second, I have a number. So what's happening is that essentially we have -- Auxilium shares will be converted into QLT shares on the ratio that we've talked about. Let me get back to you on the exact number. I'll get it for you, but it's --. Eric Schmidt - Cowen and Company - Analyst That's fine. And did I hear from a prior question that you are getting ready to talk about the added costs you will be assuming onto your P&L? Is that what you said, Adrian? 7 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. JUNE 26, 2014 / 12:30PM, AUXL - Auxilium Pharmaceuticals Inc to Merge with QLT Call

Adrian Adams - Auxilium Pharmaceuticals, Inc. - President & CEO That is correct, yes. Eric, obviously we will be developing a lot more granular information for the proxy. But we anticipate obviously a number of synergies. But in particular I think we want to stress that a key platform that we are developing here is the opportunity I think to move from a high 30% tax rate down to the low 20% over time. And clearly that will offer significant benefits for the Company given our long-term strategy. Eric Schmidt - Cowen and Company - Analyst What was the Company's NOL balance prior to the deal? I thought it was pretty substantial. Jim Fickenscher - Auxilium Pharmaceuticals, Inc. - CFO Are you talking about ours? Eric Schmidt - Cowen and Company - Analyst Auxilium's -- well, yours. Jim Fickenscher - Auxilium Pharmaceuticals, Inc. - CFO Yes, we had NOLs, total deferred tax asset at the end of the year that was -- I believe it is $160 million. Brian? Brian DeMild - Auxilium Pharmaceuticals, Inc. - VP of Tax & Treasury Yes, I believe that's correct. $120 million. Jim Fickenscher - Auxilium Pharmaceuticals, Inc. - CFO $120 million. Eric Schmidt - Cowen and Company - Analyst Okay. I mean I guess the question I have, maybe back to Adrian for this one, is do you have the capital today to do additional deals? Or would you think about using your stock at these levels? And if you do think you have that financial flexibility, it sounds like you do think you have that, how do you compete with a mid-20%'s tax basis -- tax rate basis when there are others in this field with even more tax-advantaged status? Adrian Adams - Auxilium Pharmaceuticals, Inc. - President & CEO Well, I think over the course of time, as you well know, I think we've had a lot of questions in relation to our overall corporate (inaudible) licensing strategy. Clearly I think, given the fact that we've had significant diversification and we've been quite active, I think that has attracted a lot of interest in relation to partnering opportunities, etc. I think at any one point in time we have quite a number of opportunities that we assess. So, I don't want to speculate on when and if we will do further transactions. All I want to focus on is that we do believe that this new platform that we now have will allow us to more aggressively compete in the broader partnering and M&A fronts. 8 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. JUNE 26, 2014 / 12:30PM, AUXL - Auxilium Pharmaceuticals Inc to Merge with QLT Call

And I think more certainly that has always been. Certainly as we progress through 2013 and into this year, has been and will continue to be a very essential part of our strategy. And clearly, this platform unlocks a lot of potential for us through continued support to transform this Company. Eric Schmidt - Cowen and Company - Analyst Okay, thank you. Jim Fickenscher - Auxilium Pharmaceuticals, Inc. - CFO Eric, just getting back to your first question, there should be -- and these are approximate numbers based on the exchange ratio and working off of Auxilium shares. It's about -- should be around 215 million shares of New Auxilium of which Auxilium shareholders will have about 164 million shares. That's assuming treasury basis for options that are in the money, etc. Eric Schmidt - Cowen and Company - Analyst Thanks a lot. Operator Marc Goodman, UBS. Marc Goodman - UBS - Analyst Yes, good morning. I guess the first question is the asset that you are getting with QLT, the Phase Three ready asset. So obviously we are going to partner the product. But what happens if we don't find a partner? Are you can start the Phase Three and spend the money at all? Are you committed to doing that? Adrian Adams - Auxilium Pharmaceuticals, Inc. - President & CEO Well, all of our efforts at this point in time I think -- first of all, I think QLT has done a tremendous job of developing the retinoid program so far and we believe it is Phase Three ready. We are also obviously aware of some ongoing discussions, late stage discussions they have been having with a potential partner. And that is clearly our intention to continue to focus on partnering that program. Clearly I think with this program it provides a number of strategic options, but our number one priority is to continue those discussions from a partnering perspective and that's where our focus will be. Marc Goodman - UBS - Analyst The second thing is you mentioned we can commercialize products in Canada. Is there an infrastructure that QLT has? Adrian Adams - Auxilium Pharmaceuticals, Inc. - President & CEO Obviously they have people in Canada at this particular point in time. I think the reference there is we have current Auxilium assets that we believe we can further leverage in Canada and clearly with the pipeline that is evolving we will have future products that we can leverage within Canada. 9 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. JUNE 26, 2014 / 12:30PM, AUXL - Auxilium Pharmaceuticals Inc to Merge with QLT Call

So the infrastructure that we would focus on is relatively limited, but we do see this as an opportunity of leveraging and maximizing further the value of some of the assets that we currently have in our current pipeline. So I think that is one of the added benefits of this transaction. Marc Goodman - UBS - Analyst And then one last question just on the tax rate. You mentioned mid-20%'s over time. What exactly does that mean? Over time? Like would it go to the mid-20%?s as soon as you have to start paying taxes? Because obviously you have some NOLs which will keep you from paying taxes for maybe it's a year, maybe it's two years, I'm not sure. But how does that work as far as the tax rate? What exactly is the tax rate that would be your new tax rate at the beginning? And then second question is why not re-domicile if you are inverting into an even lower tax rate? Why not move to Ireland or some other place? Jim Fickenscher - Auxilium Pharmaceuticals, Inc. - CFO So great questions, Marc. It's Jim. So let me give a little bit of background on our taxes. As you said, we do have significant NOLs and deferred tax assets that we could use. We will use those for both cash tax and book taxes until such time as we've got enough profitability to not require a valuation reserve on that. We would expect right now that that would be let's call it 2017 where we would begin to -- we would reverse the valuation allowance on our deferred tax asset. That would mean that beginning in 2017 we would be booking tax rates for book purposes at probably a 38.5% range. And that's probably also the year that we would begin to pay some cash taxes in 2017. So, clearly the structures that we will use, there are certain things that you can do to lower your effective tax rate involving intercompany debt as well as potential to migrate intellectual property and things like that. So, I would say that towards the end of our timing horizon, obviously, we are talking -- because we are not going to pay any cash taxes until 2017, what we are looking at is a long-term tax rate once we've got significant EBITDA, which we believe will happen as we continue to improve our business over time. The ability to set up and intercompany debt and get some of the interest deductions that are allowable here in the United States will allow us in the late 2018/2019 timeframe to be able to get to that mid-20% tax rate. Obviously, a key part of this is -- and that's -- the only thing we ever did was this transaction. So, I think a key part of this is that this is a platform for future acquisitions. And clearly as we are successful in bringing in new products with EBITDA, that can actually through the structuring of those deals accelerate the reduction in our tax rate as well as lower the overall amount. So I think that at this point we don't have any of those transactions that are in the numbers that we will present in our proxy. But clearly that is a strategy to use this platform to continue to improve our tax position over time. Marc Goodman - UBS - Analyst But why not re-domicile and do even better than 25%? 10 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. JUNE 26, 2014 / 12:30PM, AUXL - Auxilium Pharmaceuticals Inc to Merge with QLT Call

Jim Fickenscher - Auxilium Pharmaceuticals, Inc. - CFO I think at this point in time we are pretty convinced that Canada is a good place. We are certainly not the first company that has ever begun their life as an inverted company in Canada and there's plenty of time to look in the future to see how we can benefit things. The Canadian treaties are very efficient and so I think that we are happy being in Canada at this point in time. Marc Goodman - UBS - Analyst Thanks. Operator Michael Yee, RBC Capital Markets. Michael Yee - RBC Capital Markets - Analyst Hey, thanks. Jim, I like the Canadian comments, being a Canadian bank. In all seriousness, a couple quick ones. Looking at the QLT expense structure, should we expect that most of the expenses go away, question number one? Question number two is I'm trying to dig further into the next couple years trying to build on this by buying other companies. I mean how much firepower do you generally have to do things? In other words, are there certain debt to EBITDA levels that you think about as target levels to where you feel comfortable? And then third question is with the NOLs on the QLT side, do you know what those were so we can think about combining that with your NOLs? Thanks. Adrian Adams - Auxilium Pharmaceuticals, Inc. - President & CEO On one of the points as it relates to our corporate development and licensing strategy, I think as I've been very consistent I think over the last 12 months, I think at any one point in time we are always looking at lots of different opportunities. And I think we prefer when we start to look at opportunities not to necessarily look at what are the potential barriers but what are the opportunities. And we think that this platform together with the synergies and the tax synergies that we see provides a much more competitive environment for the aggressive pursuit. And therefore we don't want to go into specifics on what types of levels of EBITDA, etc., that we have targeted. We approach things -- do things make sense from a financial strategic and shareholder value perspective? In the event that those checkboxes are checked, then clearly I think we would look for opportunities of making those things happen. And we'll be able to make those things happen from a much more competitive aggressive platform. And Jim, the other one? Jim Fickenscher - Auxilium Pharmaceuticals, Inc. - CFO Michael, I think the other thing I would comment on that is our business plan still shows a very nice progression of revenue and EBITDA. So, from an organic growth point of view we do believe that we will be able to delever over the coming years. With respect to your question on the NOLs of QLT, they do have some significant NOLs that may help us in some of the early tax planning, but our expectation is that because of the change in control we are not assuming that we are able to get a lot of value out of their NOLs. So it is really just ours that we'll continue to be able to use. 11 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. JUNE 26, 2014 / 12:30PM, AUXL - Auxilium Pharmaceuticals Inc to Merge with QLT Call

Michael Yee - RBC Capital Markets - Analyst And their expenses? You expect to pretty much cut all of that out? Jim Fickenscher - Auxilium Pharmaceuticals, Inc. - CFO So I think obviously their expense space is pretty limited. To start out with, they have research and development and some admin costs. I think the answer to that is going to depend to a certain degree on whether we move forward with the out licensing. Obviously if we out license then our expectation would be that the partner would take on the cost of the development. And we will make final decisions about the remaining employees and structure in Canada at some point in the future when it's more appropriate to discuss. But I don't think -- given the modest size of their expense base overall, Michael, I don't think that it's cost synergies that are driving this transaction. Michael Yee - RBC Capital Markets - Analyst But -- right. It is the platform. So, to be very clear, you feel very comfortable with ammunition and firepower to go out and do more accretive deals? You feel very comfortable in that? Adrian Adams - Auxilium Pharmaceuticals, Inc. - President & CEO We are comfortable that we are going to be in a position to do that over the course of time. And we certainly think this provides a lot more opportunity for us to be successful in that environment. Michael Yee - RBC Capital Markets - Analyst Okay, thank you. Operator Gary Nachman, Goldman Sachs. Gary Nachman - Goldman Sachs - Analyst Hi, good morning. Adrian, what are the next steps for you with this new platform from a strategic standpoint? Will you initially expand more in neurology? Any interest in getting critical mass in ophthalmology? What other specialty therapeutic areas would make sense for you? It sounds like you are thinking much broader now obviously with this new platform than you did maybe three, six months ago. Adrian Adams - Auxilium Pharmaceuticals, Inc. - President & CEO I think from a strategic point of view, I think it's consistent with the vision and growth strategy we've had in place. Firstly I think, as we've done very successfully during 2013 and moved into 2014, we have a very strong anchor position in men's healthcare. That doesn't change. I think clearly we see opportunities for building that franchise out further and that will remain an anchor position within the organization. I do feel that from an experience point of view in building companies that having that strong anchor position in place is very helpful. 12 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. JUNE 26, 2014 / 12:30PM, AUXL - Auxilium Pharmaceuticals Inc to Merge with QLT Call

Secondly, I think obviously with our development programs I think in the cellulite and frozen shoulder area and orthopedics and dermatology remain interesting points. And from in ophthalmology perspective, I think, as we've mentioned, I think ways that obviously we can leverage our orphan drug abilities in this area. But our focus and priority is indeed to continue to pursue partnering opportunities with the retinoid program. As it relates to the platform, again, I think just to reiterate, part of our growth strategy I think, as I've been consistent with, is to look to see whether or not we can add at least one or two specialty therapeutic areas over the course of time and I emphasize specialty. We have no interest in moving into the primary care area. So we think we can really strongly leverage our infrastructure in doing that. We want to be a little bit nimble, entrepreneurial and clearly I think in some of the things that we are and will continue to assess I think we'll make the right decisions in relation to therapeutic area diversification. Gary Nachman - Goldman Sachs - Analyst Okay. And as far as bringing some of your products into Canada, I mean could you just go through which are the ones that you think you'd be able to do that with, how soon and which have the greatest potential? Is it something that you think could be meaningful to your revenue stream over time? Adrian Adams - Auxilium Pharmaceuticals, Inc. - President & CEO I think probably the impact in that realm would probably be in the 2015 timeframe. I mean clearly I think our absolute focus at this point in time is moving to close this merger in the fourth quarter of this year. And clearly I think there will be operational aspects we'll need to sort out. But within our portfolio I think we have got programs like STENDRA, for example, which we feel we could strongly leverage in Canada. And obviously as we bring in other products and other products from our own pipeline I think we would be able to leverage those ourselves in Canada in a very cost-effective way. So again, I think it just creates that additional opportunity from a diversification point of view with a North American footprint rather than just the United States. And we think that could be very nicely leveraged moving forward. Gary Nachman - Goldman Sachs - Analyst Okay. And then just my last question for Jim. Will you use any of QLT's cash to actually pay down some of your existing debt? And talk about maybe some of the debt restructuring that you're thinking about and how that could impact the overall cost of debt of the Company? Thanks. Jim Fickenscher - Auxilium Pharmaceuticals, Inc. - CFO Yes, so at this point, Gary, what we are looking at is we will be going out to get an amendment to our term loan. We are confident that we are going to be able to get that amendment to the term loan. So until we actually conclude with that, I don't know as though I can comment as to whether we will pay down any debt or just roll over the same amount that we have at this point in time. So, those are the decisions we will make in the future. Gary Nachman - Goldman Sachs - Analyst Okay, thanks. 13 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. JUNE 26, 2014 / 12:30PM, AUXL - Auxilium Pharmaceuticals Inc to Merge with QLT Call

Operator Annabel Samimy, Stifel. Annabel Samimy - Stifel Nicolaus - Analyst Hi, thanks. Most of my questions have been answered, but just to go back to the debt level, I don't think you answered the question about what your actual ratios are right now in terms of the covenants you have, where your debt to EBITDA ratio is going to end up, and how you foresee that changing over time. Jim Fickenscher - Auxilium Pharmaceuticals, Inc. - CFO That's right, we didn't. And clearly right now our debt to EBITDA ratio is very high. And as we have gone through this year with the disappointment that we had on Testim and things like that. We have not provided a targeted debt to EBITDA leverage ratio at this point, Annabel. But I think it's fair to say that it is high now. We obviously know that we need to get that down. And I think that as we look at our business plan for the coming years we feel very comfortable that there's powerful earnings growth that will allow us to delever that over time. Annabel Samimy - Stifel Nicolaus - Analyst Okay. And in terms of the firepower you have, again, and we're not quite sure what that ending firepower is, but can you give us maybe a sense of the size M&A you're looking for, the size of the product, if it's more product oriented, if it is Company oriented? What is your sweet spot in terms of the size of the program, the target programs that you are looking at? Adrian Adams - Auxilium Pharmaceuticals, Inc. - President & CEO That's a good question. I know I'm asked it an awful lot and I always hesitate not to answer it specifically. And I say that from the point of view that as you assess many different opportunities that come in from time to time, I think I prefer to kind of look at an asset or a company and look at the merits of that from a financial, strategic and shareholder value perspective. When one looks at that and looks at the different dynamics of that, then you stand back and say what will it take to actually make that happen. And there are many different ways of making transactions happen. So it's not -- we are not able at this particular point in terms of being specific in relation to what it is that we would like to bring in over the course of the next 12 to 18 months, but clearly I think we've got aggressive pursuit of that. Obviously I think if one looks at the therapeutic areas, I have already commented on those. And most certainly I think, whilst we will always look for late stage opportunities to bolster our pipeline, our absolute focus I think is looking for revenue-generating assets and companies that we can further build off what is now a very compelling and competitive platform. Annabel Samimy - Stifel Nicolaus - Analyst Okay, thank you. Operator Mario Corso, Mizuho USA. 14 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. JUNE 26, 2014 / 12:30PM, AUXL - Auxilium Pharmaceuticals Inc to Merge with QLT Call

Mario Corso - Mizuho Securities - Analyst Thank you and congratulations on the transaction. Just a couple of things. I guess the Canadian corporate tax rate is 15%. So I'm wondering if there's any specific logistical or nuances that prevent you from getting towards that level, even longer-term than kind of 2018/2019. On the ophthalmic side, are you intending to sell off the entire asset or would you be retaining a royalty interest there? So, I guess that would dictate whether or not you really have a strategic interest in ophthalmics or not or at least affect that issue. And then the next step, year 2015 and beyond for Phase Three, so that would seem to rule out another transaction for 2014, perhaps waiting until this one closes. But I'm just wondering if you would intend on being opportunistic before that 2015 timeframe. Thank you. Adrian Adams - Auxilium Pharmaceuticals, Inc. - President & CEO On the second point you raised, I think as we have mentioned, I think the professionals at QLT Inc. have done a tremendous job of developing the retinoid program to what it is at this point in time and nearing Phase Three. In addition, I think it is attracting quite a bit of interest to QLT and I think that's why our priority remains to continue with those partnership discussions that were ongoing in relation to partnering out the retinoid program. Now clearly, I think as part of that, I think we would look with the merged Company to ensure that obviously that partnering program and the terms of that will involve kind of royalty streams on an ongoing basis. So there will be a financial synergy that would come from that. I'd also say that clearly I think the way in which we are thinking about this is that whilst that is an absolute priority, we do over the course of time have strategic flexibility and options that we could assess on an ongoing basis. So I think clearly I think we'll see how those partnership discussions evolve and we'll be able to communicate on an ongoing basis with that in mind. As it relates to, again, going back to corporate development and licensing, I think obviously there are two specific strands of work that clearly I think we continue to assess on an ongoing basis. One is looking for product type assets that potentially have revenue generation or other assets I think. And then there's a stream of looking for the larger scale transactions to continue the evolution of the transformation of this Company. Both those work streams are important. There are timeframes that have to be staggered in that regard and, as I've mentioned many times I think, in corporate development and licensing you cannot just turn on a switch or turn off a switch; you are always looking at opportunities. So I think it would be wrong of me to say that we would not see any opportunities being assessed or potentially executed by the end of 2014. I think the reference to our Phase Three in terms of moving to an overall strategy in 2015 and beyond clearly relates very much to a full maximization of the platform. That does not mean that between now and then we will not continue to look for other opportunities if they make strategic, financial and shareholder sense, because you have to remain entrepreneurial, you have to remain nimble and very opportunistic. Jim Fickenscher - Auxilium Pharmaceuticals, Inc. - CFO So, Mario, to discuss some of the questions that you had on the taxes and the Canadian rates and things like that, I think that it's important for people to remember that when you are looking at your tax rate, you have to look at the geographic location in which you earn your revenues and your income. And so, just because you would be a Canadian company doesn't mean you're only subject to Canadian tax. So, there will be significant amount of our business that's still taxed at the US rates, but there are strategies that we can put in place that will allow us to effectively manage those lower. And that's where we believe over the time period that we talked about that we can get into that mid-20% tax rate. 15 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. JUNE 26, 2014 / 12:30PM, AUXL - Auxilium Pharmaceuticals Inc to Merge with QLT Call

Clearly, the benefit of being an inverted company and having structures where you can put entities in any number of tax advantaged locations means that as you acquire new assets, those new assets can be in places, whether that's Ireland or Canada or any number of locations around the world. And so, frankly, that's a big piece of what gets us comfortable that, whether we are domiciled in Canada versus Ireland, we think that we can effectively get the majority of the tax benefits that you would see regardless of where the corporate entity is domiciled. So it's obviously a very intricate transaction and will involve things going forward. But we are very comfortable that we have strategies in place to manage our tax rates down to the levels that we've talked about and the ability to accelerate that and get it even lower depending on those future transactions that Adrian was talking about. Adrian Adams - Auxilium Pharmaceuticals, Inc. - President & CEO Operator? Operator Thomas Wei, Jefferies. Thomas Wei - Jefferies & Co. - Analyst Hi, thanks. You may have to bear with me as a biotech analyst who has never followed Valiant or Endo here. But the Canadian -- so the Canadian corporate tax rate is 15%, the provincial tax rate is 11%. Is that so we should think about the Canadian overall tax rate as being 26%? And then it looks like from the implied share dilution here, which looks to be about 30% or 31%, you would need to lower your tax rate into the teens for this to make sense financially based on the tax rate. Is that right? Jim Fickenscher - Auxilium Pharmaceuticals, Inc. - CFO So Thomas, again, I guess I will repeat what I just said about the Canadian tax rate. You're not far off in terms of the total Canadian tax rate being in the mid-20%'s depending on the province that you are in and things like that. But again, I think that there are strategies that we could put in place, especially as you move forward with new acquisitions that can give you even better tax rates than that. The other thing that I would say is if the only thing that we were able to do in the future of Auxilium would be this transaction, then you're right, this is a transaction that is dilutive, because we are issuing shares and QLT does not have EBITDA or revenues for the short-term period. So clearly what is going to be important for us is the ability to make those future transactions and be able to drive our tax rate even lower. So that's clearly part of the strategy. We are only talking today about the acquisition of QLT and, again, I think we feel that we can get into that mid-20%'s tax rate. Thomas Wei - Jefferies & Co. - Analyst And the ophthalmology decision here, I guess how long are you going to work the out licensing angle before you have to make a decision on what to do with that asset? 16 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. JUNE 26, 2014 / 12:30PM, AUXL - Auxilium Pharmaceuticals Inc to Merge with QLT Call

Adrian Adams - Auxilium Pharmaceuticals, Inc. - President & CEO Well, I think -- without being too specific, I think as I mentioned, I think QLT and the professionals at QLT I think had a lot of interest in terms of potential partnering of the retinoid program. We are aware of some late stage discussions in regard to potential partnering of the retinoid program and we will continue to pursue that. And we will see how that plays out over the course of the short-term. Clearly a priority from our perspective is to continue those discussions. Thomas Wei - Jefferies & Co. - Analyst Okay, thank you. Operator Ram Selvaraju, Aegis Capital. Ram Selvaraju - Aegis Capital - Analyst Yes, I just had a couple of questions regarding some of QLT's strategic assets. Firstly, with respect to Visudyne, my understanding was that the original deal with Valeant that QLT struck involved potential royalties on net sales of Visudyne in new indications where they could be approved. What's your assessment of the likelihood of you guys receiving any additional income from Visudyne at this time? And then could you just comment on QLT's drug delivery and other drug technology platforms like Atrigel and [TDT], if you think there is any potential for additional monetization there? Thank you. Jim Fickenscher - Auxilium Pharmaceuticals, Inc. - CFO Yes, I think what I would say is from our position today we've probably taken a pretty conservative approach to look at the retinoid asset as a key asset. Obviously along with the cash that we have we know they have the relationship with Valeant that you talked about and some of the other technologies. At this point in time, we think it's pretty premature to comment a lot on our expectations of those. We certainly went into this transaction knowing they were there, but our primary value that we placed on QLT was around the retinoid asset, the ability to get the tax efficient structure and the cash that they have on the balance sheet at this point in time. Ram Selvaraju - Aegis Capital - Analyst Okay, then two very general questions very quickly. Is it your intention to do anything more in the ophthalmology space? Do you regard that in general as being of interest at all? Or is this kind of a one-off? And then if you are using QLT as a sort of platform, a fulcrum if you will to anchor future potential acquisitions as I heard from your answer to some of the other questions, is it fair for us to assume that you will be looking primarily in the future at already approved products, cash flow positive revenue streams when you consider additional acquisitions? Adrian Adams - Auxilium Pharmaceuticals, Inc. - President & CEO On the first point, I think as we've mentioned a number of times on this call, I think obviously we have been very impressed with how the retinoid program has progressed with QLT, but our priority remains to continue the discussions that they've been having to partner that program and we'll see how that goes. 17 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. JUNE 26, 2014 / 12:30PM, AUXL - Auxilium Pharmaceuticals Inc to Merge with QLT Call

So from that perspective, I think the strategic options and flexibility that come from that and clarity around where that's likely to lead to will obviously allow us to strategically focus on what opportunities there are in the ophthalmology area. I think obviously once that's back from a corporate (inaudible) and licensing perspective I think we had a very busy 2013 and certainly I think a move from 2 to 12 products has been a significant diversification of the Company. I think this in many ways is a very exciting competitive profile and platform for the Company that positions us really well, we believe, to obviously look to further diversify the Company moving forward. Clearly I think, as I mentioned earlier, I think we have a number of priorities and objectives. And we use the word aggressive pursuit of partnering and product acquisitions, and looking for broad M&A possibilities. At any one point in time, I think one's always assessing lots of different opportunities. Clearly I think we would see a significant advantage over the course of the next 12 to 18 months to look for revenue-generating opportunities or companies. And clearly that would be a number one priority, whilst continuing to look for opportunities of bolstering our men's health are anchor position, which we clearly have at this particular point in time. So the excitement that I feel for this is that it creates a lot more of a competitive environment for us, I think, and a platform that gives a lot more strategic flexibility to accelerate the transformation (inaudible) with this Company. And I think that's very exciting, not just for us, but also for shareholders. Ram Selvaraju - Aegis Capital - Analyst Thank you. Adrian Adams - Auxilium Pharmaceuticals, Inc. - President & CEO We have time for one final question. Operator Joe Schwartz, Leerink. Paul Matteis - Leerink Partners - Analyst Hi, thanks very much for taking my questions. It's Paul on for Joe. Just two really quick ones. One, you mentioned tax treaties. Is there any intention -- can you talk a little bit more about that? Is there any intention to leverage a tax treaty with Barbados? And also can you talk a little bit more about the phase 2 ophthalmology data and what in there makes you confident that a phase 3 will succeed? Would a pivotal trial have the same endpoint? Thanks. Adrian Adams - Auxilium Pharmaceuticals, Inc. - President & CEO Yes, I think on the latter point, I think we will have further time to discuss that aspect as we move towards close of this merger. Clearly, I think as we've said, we've been very impressed with the evolution of the retinoid program to date. They have other activities from an overall development perspective, and clearly with the interest level that have been shown in terms of potential partnering of that program, that remains kind of a priority. Jim Fickenscher - Auxilium Pharmaceuticals, Inc. - CFO I'm sorry, Joe, could you repeat the first part of the question again? 18 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. JUNE 26, 2014 / 12:30PM, AUXL - Auxilium Pharmaceuticals Inc to Merge with QLT Call

Paul Matteis - Leerink Partners - Analyst Yes, you talked about tax treaties. Can you tell us a little bit more about that, what you plan to leverage both in this acquisition and with new acquisitions? Jim Fickenscher - Auxilium Pharmaceuticals, Inc. - CFO I don't think it's appropriate for us to lay out our exact tax strategies, but I think there's a well worn path that companies who are inverted have used. And I think that we are planning to take advantage of those and feel very comfortable about getting down to that mid 20%s tax rate. Paul Matteis - Leerink Partners - Analyst Okay, thanks. Adrian Adams - Auxilium Pharmaceuticals, Inc. - President & CEO I think we may have time for one final question. Operator David Friedman, Morgan Stanley. Brienne Kugler - Morgan Stanley - Analyst Hi, this is Brienne Kugler calling in for Dave. Thanks for taking our question. Just wondering if you will be using any of the NOLs in this transaction. Jim Fickenscher - Auxilium Pharmaceuticals, Inc. - CFO When you say NOLs, do you mean our NOLs, their NOLs? Brienne Kugler - Morgan Stanley - Analyst Your NOLs. Jim Fickenscher - Auxilium Pharmaceuticals, Inc. - CFO There's really not a need for us to use our NOLs. We will be able to preserve the vast majority of our NOLs moving forward. So there will be some ability to use certain NOLs of QLT. But then as I said, after the transaction is done there will be a change in control and they will be limited in our ability to use their NOLs going forward. Brienne Kugler - Morgan Stanley - Analyst All right, thank you. 19 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. JUNE 26, 2014 / 12:30PM, AUXL - Auxilium Pharmaceuticals Inc to Merge with QLT Call

Adrian Adams - Auxilium Pharmaceuticals, Inc. - President & CEO Thank you very much. I'd like to thank everyone for joining us this morning. We are certainly looking forward to move to close this merger. We think it's a very exciting platform that we are developing. We also look forward to updating you on our progress, the next of which will be on our second-quarter call. So thank you again for your time this morning and for your continued support. Thank you very much. Operator? Operator Ladies and gentlemen, that concludes today's conference. Thank you for your participation. You may now disconnect. Have a great day. D I S C L A I M E R Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes. In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized. THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS. ©2014, Thomson Reuters. All Rights Reserved. 5411092-2014-06-26T14:51:00.350 20 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. JUNE 26, 2014 / 12:30PM, AUXL - Auxilium Pharmaceuticals Inc to Merge with QLT Call